UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                             Tower Automotive, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    891707101
              ----------------------------------------------------
                                 (CUSIP Number)

                               Stephanie B. Mudick
                             Deputy General Counsel
                              Travelers Group Inc.
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-8000
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 10, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891707101               SCHEDULE 13D                Page 2 of 18 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Travelers Group Inc.
      52-1568099
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      00
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,316,678
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,316,678
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,316,678
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      7.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 891707101               SCHEDULE 13D                Page 3 of 18 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Salomon Brothers Holding Company Inc.
      13-3082695
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      00
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |X|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,834,791
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,834,791
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,834,791
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      6.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This statement on Schedule 13D is being filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Tower Automotive, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at 4508 IDS Center, Minneapolis, Minnesota 55402.

Item 2. Identity and Background.

      (a), (b), (c) and (f) This statement on Schedule 13D is being filed by Salomon Brothers Holding Company Inc, a Delaware corporation ("SBHC"), and Travelers Group Inc., a Delaware corporation ("TRV"). All of the Common Stock reported herein is directly beneficially owned by subsidiaries of SBHC or by other subsidiaries of TRV. SBHC is a wholly owned subsidiary of Salomon Smith Barney Holdings Inc. (formerly Salomon Inc), a Delaware corporation ("SSBH"), which is a wholly owned subsidiary of TRV. The principal executive offices of SBHC, SSBH and TRV are located, and the principal business is conducted, at 388 Greenwich Street, New York, New York 10013.

      The principal business of SBHC is dealing in swaps and certain over-the-counter instruments, lending and holding certain investments. SBHC owns all of the outstanding shares of common stock of Salomon Smith Barney Inc. (formerly Smith Barney Inc.), a registered broker-dealer. SSBH engages in no direct activities. TRV is a diversified financial services company engaged, through its subsidiaries, in investment and asset management services, consumer finance services and life and property-casualty insurance services.

      The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of TRV and SBHC are set forth in Annexes A and B, which is incorporated herein by reference.


                               Page 4 of 18 Pages

      (d) and (e) On August 26, 1996, the Securities and Exchange Commission (the "SEC") simultaneously instituted a cease-and-desist proceeding pursuant to
Section 21C of the Securities Exchange Act of 1934 (the "Act") against SSBH and accepted SSBH's Offer of Settlement. SSBH, by its Offer of Settlement, consented to the imposition of a cease-and-desist order and the entry of the findings therein without admitting or denying such findings. The SEC found that SSBH had violated Section 13(b)(2) of the 1934 Act. Specifically, the SEC determined that SSBH had failed to perform thorough and timely reconciliations of its balance sheet accounts to supporting documentation, and thus failed to identify on a timely basis erroneous entries made by its staff. Moreover, SSBH had failed to ensure that correction procedures were properly implemented in London, in part by failing to train adequately its staff to use a new automated system. These failures resulted in the overstatement of assets and income on the books, records, and accounts of SSBH and its subsidiaries. In determining to accept SSBH's Offer of Settlement, the SEC considered remedial acts promptly undertaken by SSBH and cooperation afforded the SEC staff.

      Except as set forth or incorporated by reference herein, during the last five years, none of TRV, SSBH or SBHC or, to the best knowledge of TRV, any of the persons listed in Annexes A or B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any material judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of funds for the purchases of the Common Stock and Convertible Securities (as defined in Item 5 herein) was working capital of SBHC and other TRV subsidiaries which purchased the subject securities. The aggregate purchase prices of Common Stock and Convertible Securities are shown on Annex C hereto, which is incorporated herein by reference.


                               Page 5 of 18 Pages

Item 4. Purpose of Transaction.

      The Common Stock and Convertible Securities reported herein as indirectly beneficially owned by SBHC were purchased for investment purposes or for third party accounts or mutual funds managed by its subsidiaries. The remainder of the Common Stock and Convertible Securities were purchased, independently, by other subsidiaries of TRV for investment purposes or as part of a risk arbitrage strategy.

      Subsidiaries of TRV review their respective holdings of Issuer securities on a continuing basis. Depending on such evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and Convertible Securities and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), such subsidiaries may acquire other securities of the Issuer or sell all or a portion of their Common Stock or Convertible Securities or other securities of the Issuer, now owned or hereafter acquired. Except as otherwise described herein, none of the reporting persons has any plans or proposals relating to or which would result in any of the transactions described in Items 4 (a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) and (b) By reason of their relationship, TRV, SSBH and SBHC may be deemed to share voting and dispositive power with respect to Common Stock and Convertible Securities of the Issuer directly beneficially owned by subsidiaries of SBHC and other subsidiaries of TRV and may be deemed to have an indirect beneficial ownership in such shares.

      As of September 10, 1998, TRV may be deemed to beneficially own 3,316,678 shares of Common Stock, which includes 1,124,219 shares of Common Stock issuable upon conversion of certain convertible bonds and convertible preferred stock (collectively, the "Convertible Securities"). 3,316,678 shares of Common Stock represents 7.0% of the outstanding Common Stock (based on 47,344,371 shares of Common Stock outstanding, which includes 46,220,152 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, and 1,124,219 shares of Common Stock issuable upon conversion of the Convertible Securities). Of the 3,316,678 shares of Common Stock beneficially owned by TRV, SSBH may be deemed to beneficially own 3,006,579 shares, which includes 887,380 shares issuable upon conversion of Convertible Securities). 3,006,579 shares of Common Stock represents 6.0% of the outstanding Common Stock (based on 47,107,532 shares of Common Stock outstanding, which includes 46,220,152 shares of Common Stock outstanding and 887,380 shares of Common Stock issuable upon conversion of Convertible Securities. Of the 3,006,579 shares of Common Stock beneficially owned by SSBH, SBHC may be deemed to beneficially own 2,834,791 shares, which includes 884,124 shares issuable upon conversion of Convertible Securities. 2,834,791 shares of Common Stock represents 6.0% of the outstanding Common Stock (based on 47,104,276 shares of Common Stock outstanding, which includes 46,220,152 shares of Common Stock outstanding and 884,124 shares of Common Stock issuable upon conversion of Convertible Securities).


                               Page 6 of 18 Pages

      Except as set forth or incorporated by reference herein, none of TRV, SSBH or SBHC or, to the best knowledge of TRV, the persons listed in Annexes A or B hereto beneficially owned any Common Stock or Convertible Securities as of September 10, 1998.

      (c) The dates, number of shares and prices per share for all purchases and sales of shares of Common Stock and Convertible Securities by subsidiaries of SBHC and other subsidiaries of TRV from July 10, 1998 through September 15, 1998 are shown on Annex C hereto, which is incorporated herein by reference. Annex C does not include purchases and sales made for third party accounts or mutual funds. All such purchases and sales of Common Stock and Convertible Securities were effected on the New York Stock Exchange, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None of TRV, SSBH or SBHC or, to the best knowledge of TRV, the persons listed in Annexes A or B hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer.

Item 7. Material To Be Filed As Exhibits.

      None.


                               Page 7 of 18 Pages

                                    ANNEXES

A.    Executive Officers and Directors of Travelers Group Inc.

B. Executive Officers and Directors of Salomon Brothers Holding Company Inc ("SBHC").

C. Description of Purchases and Sales of Common Stock and Convertible Securities by subsidiaries of SBHC and other subsidiaries of TRV from July 10, 1998 through September 15, 1998.

D.    Agreement among TRV and SBHC as to joint filing of Schedule 13D.


                               Page 8 of 18 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 1998


                                       TRAVELERS GROUP INC.


                                       By: /s/ Stephanie B. Mudick
                                           --------------------------------
                                           Name: Stephanie B. Mudick
                                           Title: Assistant Secretary


                                       SALOMON BROTHERS HOLDING COMPANY INC


                                       By: /s/ Stephanie B. Mudick
                                           --------------------------------
                                           Name: Stephanie B. Mudick
                                           Title: Assistant Secretary


                               Page 9 of 18 Pages

                                    ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF
TRAVELERS GROUP INC.

Name, Title and Citizenship

Principal Occupation and Business Address

C. Michael Armstrong
Director (USA)
Chairman & Chief Executive Officer
AT&T Corp.
295 North Maple Avenue
Basking Ridge, New Jersey 07920

Judith Arron
Director (USA)
Executive Director
Carnegie Hall Corporation
881 Seventh Avenue
New York, New York 10019

Kenneth J. Bialkin
Director (USA)
Partner
Skadden, Arps, Slate, Meagher & Flom LLP
919 Third Avenue
New York, New York 10022

Joseph A. Califano, Jr.
Director (USA)
Chairman & Chief Executive Officer
The Center on Addiction & Substance Abuse at Columbia University
152 West 57th Street
New York, New York 10019

James Dimon
Director & Executive Officer (USA)
President & Chief Operating Officer
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013

Leslie B. Disharoon
Director (USA)
Former Chairman, President & Chief Executive Officer
Monumental Corporation
2 Chittenden Lane
Owings Mills, Maryland 21117


                               Page 10 of 18 Pages

The Honorable Gerald R. Ford
Director (USA)
Former President of the United States
Post Office Box 927
Rancho Mirage, California 92270

Thomas W. Jones
Director & Executive Officer (USA)
Vice Chairman
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013

Ann Dibble Jordan
Director (USA)
Consultant
Former Director of Social Services,
University of Chicago Medical Center
2904 Benton Place, NW
Washington, DC 20008

Robert I. Lipp
Director & Executive Officer (USA)
Vice Chairman
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013

Michael T. Masin
Director (USA)
Vice Chairman & President - International
GTE Corporation
One Stamford Forum
Stamford, Connecticut 06904

Deryck C. Maughan
Director (Great Britain)
Vice Chairman
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013


                               Page 11 of 18 Pages

Dudley C. Mecum
Director (USA)
Managing Director
Capricorn Management
30 East Elm Street
Greenwich, Connecticut 06830

Andrall E. Pearson
Director (USA)
Chairman & Chief Executive Officer
Tricon Global Restaurants, Inc.
660 Steamboat Road
Greenwich, Connecticut 06830

Frank J. Tasco
Director (USA)
Retired Chairman
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036

Linda J. Wachner
Director (USA)
Chairman, President & Chief Executive Officer
Warnaco Group Inc.
90 Park Avenue
New York, New York 10016

Sanford I. Weill
Director & Executive Officer (USA)
Chairman & Chief Executive Officer
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013

Joseph R. Wright, Jr.
Director (USA)
Chairman & Chief Executive Officer
AMTEC, Inc.
599 Lexington Avenue
New York, New York 10022-6030


                               Page 12 of 18 Pages

Arthur Zankel
Director (USA)
Co-Managing Partner
First Manhattan Company
437 Madison Avenue
New York, New York 10022

Steven D. Black
Executive Officer (USA)
Vice Chairman & Chief Operating Officer
Salomon Smith Barney Inc.
388 Greenwich Street
New York, New York 10013

Michael A. Carpenter
Executive Officer (USA)
Executive Vice President
Travelers Group Inc.
One Tower Square
Hartford, Connecticut 06183

Charles J. Clarke
Executive Officer (USA)
Chairman & Chief Executive Officer - Commercial Lines
Travelers Property Casualty Corp.
One Tower Square
Hartford, Connecticut 06183

Donald R. Cooper
Executive Officer (USA)
Chairman
Resource Deployment Inc.
307 West 7th Street
Fort Worth, Texas 76102

Peter M. Dawkins
Executive Officer (USA)
Chairman & Chief Executive Officer
Travelers Group Diversified Distribution Services, Inc.
388 Greenwich Street
New York, New York 10013

Irwin Ettinger
Executive Officer (USA)
Executive Vice President
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013


                               Page 13 of 18 Pages

Jay S. Fishman
Executive Officer (USA)
Senior Vice President
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013

Jon C. Madonna
Executive Officer (USA)
Vice Chairman
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013

Marjorie Magner
Executive Officer (USA)
President & Chief Operating Officer
Commercial Credit Company
300 St. Paul Place
Baltimore, Maryland 21202

Heidi G. Miller
Executive Officer (USA)
Senior Vice President & Chief Financial Officer
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013

Joseph J. Plumeri II
Executive Officer (USA)
Vice Chairman
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013

Charles O. Prince, III
Executive Officer (USA)
Executive Vice President,
General Counsel & Secretary
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013

Marc P. Weill
Executive Officer (USA)
Senior Vice President
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013

Robert B. Willumstad
Executive Officer (USA)
Chairman & Chief Executive Officer
Commercial Credit Company
300 St. Paul Place
Baltimore, Maryland 21202


                               Page 14 of 18 Pages

                                    ANNEX B

EXECUTIVE OFFICERS AND DIRECTORS OF
SALOMON BROTHERS HOLDING COMPANY INC

Name, Title and Citizenship

Principal Occupation and Business Address

James Dimon
Director, Co-Chairman of the Board and Co-Chief Executive Officer (USA) President & Chief Operating Officer
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013

Deryck C. Maughan
Director, Co-Chairman of the Board and Co-Chief Executive Officer (Great
Britain)
Vice Chairman
Travelers Group Inc.
388 Greenwich Street
New York, New York 10013

Steven D. Black
Vice Chairman (USA)
Vice Chairman & Chief Operating Officer
Salomon Smith Barney Inc.
388 Greenwich Street
New York, New York 10013

James S. Boshart, III
Vice Chairman (USA)
Director and Vice Chairman
Salomon Smith Barney Holdings Inc.
388 Greenwich Street
New York, New York 10013

Thomas G. Maheras
Vice Chairman (USA)
Director and Vice Chairman
Salomon Smith Barney Holdings Inc.
388 Greenwich Street
New York, New York 10013

Eduardo G. Mestre
Vice Chairman (USA)
Director and Vice Chairman
Salomon Smith Barney Holdings Inc.
388 Greenwich Street
New York, New York 10013


                               Page 15 of 18 Pages

Jay P. Mandelbaum
Executive Vice President (USA)
Director and Senior Executive Vice President
Salomon Smith Barney Holdings Inc.
388 Greenwich Street
New York, New York 10013

Charles W. Scharf
Chief Financial Officer (USA)
Senior Executive Vice President and Chief Financial Officer
Salomon Smith Barney Holdings Inc.
388 Greenwich Street
New York, New York 10013

Robert Druskin
Chief Administrative Officer (USA)
Senior Executive Vice President and Chief Administrative Officer
Salomon Smith Barney Holdings Inc.
388 Greenwich Street
New York, New York 10013

Michael J. Day
Controller (USA)
Executive Vice President and Controller
Salomon Smith Barney Holdings Inc.
388 Greenwich Street
New York, New York 10013

Mark I. Kleinman
Treasurer (USA)
Executive Vice President and Treasurer
Salomon Smith Barney Holdings Inc.
388 Greenwich Street
New York, New York 10013

Robert H.Mundheim
General Counsel and Secretary (USA)
Senior Executive Vice President, General Counsel and Secretary
Salomon Smith Barney Holdings Inc.
388 Greenwich Street
New York, New York 10013


                               Page 16 of 18 Pages

                                    ANNEX C

      Set forth below are the purchases and sales of Common Stock by subsidiaries of SBHC and other subsidiaries of TRV from July 10, 1998 through September 15, 1998. Purchases and sales made as part of a risk arbitrage strategy are indicated by an asterisk (*).

Trade Date                         8/18/98*

Number of Shares Purchased         0

Number of Shares Sold              25,000

Price Per Share (in US$)           24.00

      Subsidiaries of SBHC and other subsidiaries of TRV did not make any purchases or sales of Convertible Securities from July 10, 1998 through September 15, 1998.


                               Page 17 of 18 Pages

                                    ANNEX D

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

      Each of the undersigned hereby affirms that it is individually eligible to use Schedule 13D, and agrees that this Schedule 13D is filed on its behalf.

Date:  September 18, 1998


                                       TRAVELERS GROUP INC.


                                       By: /s/ Stephanie B. Mudick
                                           --------------------------------
                                           Name: Stephanie B. Mudick
                                           Title: Assistant Secretary


                                       SALOMON BROTHERS HOLDING COMPANY INC

                                       By: /s/ Stephanie B. Mudick
                                           --------------------------------
                                           Name: Stephanie B. Mudick
                                           Title: Assistant Secretary


                               Page 18 of 18 Pages